UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							May 19, 2005

via facsimile and U.S. mail

Mr. Gregory L. Cauthen
Chief Financial Officer
Transocean Inc.
P.O. Box 2765
Houston, TX 77252


	Re:	Transocean Inc.
		Form 10-K, Filed March 16, 2005
		Response letter dated April 29, 2005
		Form 10-Q, Filed May 3, 2005
      File No. 333-75899

Dear Mr. Cauthen:

      We have reviewed the above filings and response letter and have the following comments. Our review has been limited to the areas commented on below. Please be as detailed as necessary in the explanations you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2004

Note 21 - Segments, Geographical Analysis and Major Customers,
page
100

1. We have given consideration to your response to prior comment
2,
where you state your belief that because of the global nature of your business, you operate in one segment, the Transocean Drilling Segment. Based on the analysis you presented to support your position and the nature of your business as you have described to us, we believe you should expand your disclosure, in future filings, to clarify how management has chosen to organize the business, as identified by paragraph 26(a) of SFAS 131 and contemplated by Items
101 and 303(a) of Regulation S-K.

10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 34

2. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures were effective as of March 31, 2005 to provide reasonable assurance that the information required to be disclosed in [y]our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." Revise to clarify in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions to Jennifer Goeken at (202) 824-5287, or in her absence, to Barry Stem, Senior Assistant Chief Accountant, at
(202) 942-1919. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Transocean Inc.
May 19, 2005
page 1